POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

General

The following information, prepared as at June 15, 2005, should be read in conjunction with the un-audited consolidated financial statement for PolyMet Mining Corp. for the three month period ended April 30, 2005, the notes attached thereto and the related annual management’s discussion and analysis. The Company’s significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in US dollars unless otherwise indicated.

Overview and Overall Performance

PolyMet is engaged in the development and exploration, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA. During 2004 and early 2005 the Company continued to advance its NorthMet Project with its environmental and permitting needs, commencement of a large diameter core drill program and continued negotiations with off take partnership agreements.

During the first quarter ended April 2005:

The Company submitted to the State of Minnesota regulators necessary information to advance the state’s environmental review process. On March 14, 2005 the Company reached an agreement among federal and state regulators to cooperate in preparing a single Environmental Impact Statement (EIS) on the NorthMet Project. Signatories to the Memorandum of Understanding include the U.S. Army Corps of Engineers (USACE), U.S. Forest Service (USFS), Minnesota Department of Natural Resources (MDNR) and the Company’s U.S. based subsidiary, PolyMet Mining, Inc. The understanding provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting. The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor that will be hired by the state at the Company’s expense to prepare the EIS. The Company has previously submitted information to the State of Minnesota that will be used to develop a Scoping Environmental Assessment Worksheet (EAW), defining in detail various aspects of the NorthMet Project to be covered in the EIS. The EAW document is a precursor to the EIS, and is required under Minnesota’s environmental review and permitting process. The Company plans to reactivate large portions of the idled former LTV Steel Mining Company plant, now called Cliffs-Erie, to process non-ferrous ore from its nearby NorthMet deposit. The base and precious metals deposit contains copper, nickel, cobalt, platinum, palladium and gold, and is adjacent to active taconite mining operations.

In addition to the ongoing environmental and permitting work the Company completed 42,000 feet of large diameter core drilling at the NorthMet Project. The drilling, which is part of a much larger drilling program scheduled for this year, provides metallurgical sample material for pilot-plant metallurgical test work at SGS Lakefield commencing in August 2005. The drill program which totals 90,000 feet is integral to the completion of PolyMet’s definitive feasibility study and will allow resource definition, detailed mine planning, waste rock characterization and other important aspects for the environmental permitting program. The pilot plant planned for August is intended to demonstrate the process, provide product sample for off-take agreements and to allow the engineer Bateman to provide process guarantees. The metallurgical results of the pilot plant will add new information to the company’s ongoing bankable feasibility study that is aimed at commercial development of the NorthMet deposit in 2007.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

Further to the diameter core drilling the Company deployed a second drilling contractor at the NorthMet project. Diamond drilling equipment was used to produce NTW core for in-fill drilling that will help further define the NorthMet resource.

As well as the drill program, the Company commissioned two additional 43-101 technical reports, to complete a revised resource model based on a geological and drill hole database, which has been updated and contains over 17,000, validated assayed intervals. The database will continue to be expanded during 2005 as the results of the current in-fill and metallurgical-sample drill programs are added on completion.

The Company is continuing to negotiate with several major companies interested in securing anticipated metals production from the NorthMet Project. It is projected the completion of an agreement will be prior to the completion of its expected bankable feasibility study in early 2006.

Results of Operations

During the quarter ended March 31, 2005, the Company reported a net loss of $2,286,826 ($0.04 loss per share) compared to a loss of $281,254 ($0.01 loss per share) reported in the quarter ended April 30, 2004. The significant increase in loss for the comparable quarter was as a result in the advancement of the Company’s NorthMet Project in Minnesota.

PolyMet’s general and administrative costs for the period were $363,060 compared to $213,323 in the prior period. Significant variances to note were, the recording of the stock based compensation expense of $186,876 where there were no options granted during the comparable prior period. In addition rent expenditures were $16,572 compared to $4,269 in the prior period. The increase was related to the addition of offices located in Geneva and Minnesota, which also accounted for the increase in office and telephone expenses of $11,585 compared to $4,043 in the prior period. In addition the general and administration costs, pre-feasibility costs were $1,907,726 in the current quarter compared to $40,184 in the prior period. The substantial increase was a result of the Company supervising a drill program, which commenced during the current quarter, and its direct participation in the environmental and permitting advancement at the NorthMet Project.

Decreases to note in the current period were professional fees of $7,204 compared to $33,461 in the prior period which were attributed to legal costs, transfer agent fees of $5,132 in the current period were a decrease compared to $11,712 in the comparable period. The decrease was in relation to the reduced share issuances for the current period compared to the substantial exercise of warrants that took place in the prior period. Also to note interest income recorded for the current quarter was $13,182 compared to an expense in the prior period of $161. The income recorded was as a result of funds on deposit in relation to the recent financing completed.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

Capital Expenditures

The Company did not expend any funds on property, plant and equipment during the current and prior reporting period. Exploration expenses incurred during the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation will be capitalized at that time. Acquisition costs include cash and fair market value of common shares. During the comparable prior period, as consideration for the exclusive option to acquire the Cliffs Erie facilities, the Company issued to Cliffs 1,000,000 common shares valued at $229,320 to maintain the exclusive rights until 30 June 2006 and as such the related cost was capitalized under Other Assets.

Summary of Quarterly Results

Three Months Ended	Apr. 30 2005 $	Jan. 31 2005 $	Oct. 31 2004 $	Jul. 31 2004 $	Apr. 30 2004 $	Jan. 31 2004 $	Oct. 31 2003 $	Jul. 31 2003 $
Total Revenues	-	-	-	-	-	-	-	-
Investment in and expenditures on other assets	-	-	-	500,000	229,320	-	-	-
Income (loss) before other items	(363,060)	(702,824)	(298,088)	(1,007,443)	(213,323)	(151,481)	(56,718)	(68,764)
Net Income (loss)	(2,286,826)	(1,285,574)	(969,558)	(1,240,001)	(281,254)	45,269	(88,858)	(50,374)
Income (loss) per share	(0.04)	(0.02)	(0.02	(0.03)	(0.01)	0.00	(0.00)	(0.00)

Significant items to report for the quarterly results are as follows:

The net loss for the quarter ended April 30, 2005 included $1,907,726 in pre-feasibility expenditures and $186,876 in stock based compensation expenses. The net loss for the quarter ended January 31, 2005 included $671,874 in pre-feasibility expenditures and $213,415 in stock based compensation expenses. During the quarter ended October 31, 2004 the net loss included $639,728 in pre-feasibility expenditures. For the quarter ended July 31, 2004 the major component of the loss recorded was $753,232 in stock based compensation expenses. Pre-feasibility costs for that quarter were $271,197, which were offset by a foreign exchange gain of $37,539. The net income recorded for the quarter ended January 31, 2004 was attributed to the $219,924 gain sale of the Company’s Marathon property located in Ontario, Canada. For the quarters ended April 30, 2004, October 31, 2003 and July 31, 2003 expenditures were substantially general and administrative costs with no extraordinary items to report.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

Financing Activities

During the quarter ended April 30, 2005 the Company completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit for total proceeds of CDN$4,950,000 ($3,945,978). Each unit consists of one common share and one-half of one share purchase warrant at a price of CDN$0.70 for two years from closing, provided that if the closing price of the Company’s shares as traded on the Exchange at or exceeds $1.00 per share for 30 consecutive trading days, the warrants will terminate 30 days thereafter. The Company issued 444,950 common shares and paid CDN$124, 823 in cash ($99,209) in relation to a finders’ fee on a portion of the financing.

In addition to the financing during the period ended April 30,2005:

a)	341,052 common shares were issued pursuant to the exercise of stock options at a price of CDN$0.10 for total proceeds of $27,107

Subsequent to the quarter ended April 30,2005 the Company entered into an agreement with Research Capital Corporation of Toronto to act as a lead agent to market a private placement financing of up to CDN$10 million on a best efforts basis. The Company proposes to issue units consisting of one common share and one-half of one share purchase warrant. As at the date herein referred to the transaction has not closed.

During the comparative period in 2004, the Company did not complete any financings but issued 4,062,468 common shares pursuant to the exercise of share purchase warrants for total proceeds of $655,047. The Company also issued 688,400 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.08 – CDN$0.13 per share.

Liquidity And Capital Resources

The Company’s aggregate operating, investing and financing activities during the three months ended April 30, 2005 resulted in a net cash inflow of $1,817,227 compared to a net cash inflow of $15,320 as at January 31, 2005. As at April 30, 2005 the Company had cash and term deposits of $2,328,098 compared to cash and term deposits of $1,318,071 as at January 31, 2005, substantially all of which was available for working capital.

As at April 30, 2005 the Company has no contractual commitments or lease agreements other than its obligations to issue shares under the Company’s Bonus Share Plan, which currently 2,890,000 of the 8,530,000 have been approved and 1,590,000 have been issued. The remaining 5,640,000 will be put forth for shareholder approval at the Company’s upcoming annual and special meeting to be held on June 24, 2005. Issuance of any further shares under the Bonus Plan is contingent on completion of certain milestones and/or approval of the remaining bonus shares.

As part of certain employment and management contracts the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon the Company’s implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

Market Capitalization	Total Severance Payments Required

Less than CDN $50 million	CDN	$	NIL
Between CDN $ 50 and CDN $75 million	CDN		$200,000
Between CDN $ 75 and CDN $100 million	CDN		$400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

Should the Company wish to continue to advance any of its mineral properties or meet its obligations under its current mineral property option agreement, the Company will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to meet its obligations. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

Paid or accrued amounts as follows:

	April 30	April 30
	2005	2004
Management fees and wages	$48,000	$37,005
Consulting fees	12,515	6,901
Legal fees	5,132	41,617
	$65,647	$85,523

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value

Issued and outstanding:

As at June 15, 2005, 67,264,510 common shares were issued and outstanding.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended April 30, 2005

Outstanding options, warrants and convertible securities as at June 15, 2005:

Type of Security	Number	Exercise Price	Expiry Date
Share purchase warrants	3,428,923	0.20	16 November 2006
Share purchase warrants	712,425	0.17	24 September 2005
Share purchase warrants	775,000	1.20	17 December 2005
Share purchase warrants	625,000	1.20	1 March 2006
Share purchase warrants	4,500,000	0.70	7 March 2007
Stock options	1,313,500	0.10	18 July 2008
Stock options	800,000	0.13	3 October 2008
Stock options	500,000	0.21	12 February 2006
Stock options	570,000	0.40	9 March 2009
Stock options	200,000	0.75	28 April 2009
Stock options	1,175,000	0.66	5 July 2009
Stock options	50,000	0.79	18 October 2009
Stock options	745,000	0.65	30 March 2005
Stock options	350,000	0.85	1 May 2005

Forward Looking Statements

This MD&A may contain forward-looking statements including, but not limited to, comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Changes in Accounting Policies

There were no changes or adoptions of new significant policies in the quarter.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.